Exhibit (d)(1)(I)

SCHEDULE B

(as amended on April 30, 2020 to amend DoubleLine Long Duration Total Return Bond Fund’s annual fee rate)

Annual Fee Rate (expressed as a Fund percentage of net assets)

DoubleLine Total Return Bond Fund	0.40%
DoubleLine Core Fixed Income Fund	0.40%
DoubleLine Emerging Markets Fixed Income Fund	0.75%
DoubleLine Multi-Asset Growth Fund	0.95%
DoubleLine Low Duration Bond Fund	0.35%
DoubleLine Floating Rate Fund	0.50%
DoubleLine Shiller Enhanced CAPE®	0.45%
DoubleLine Flexible Income Fund	0.62%
DoubleLine Low Duration Emerging Markets Fixed Income Fund	0.50%
DoubleLine Selective Credit Fund	0.55%
DoubleLine Long Duration Total Return Bond Fund	0.35%

DOUBLELINE FUNDS TRUST

By:	/s/ Ronald R. Redell
NAME: Ronald R. Redell
TITLE: President

DOUBLELINE CAPITAL LP

By:	DoubleLine Capital GP LLC, its general partner

By:	/s/ Henry V. Chase
NAME: Henry V. Chase
TITLE: Authorized Signer